FIELDPOINT PETROLEUM CORPORATION

February 17, 2012

Norman von Holtzendorff

United States Securities and Exchange Commission
Division of Corporate Finance

100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	FieldPoint Petroleum Corporation
Registration on Form S-3 Filed December 29, 2011
File No. 333-178818

Ladies and Gentlemen:

Please be advised that FieldPoint Petroleum Corporation (the “Company”) hereby requests withdrawal of the above-mentioned Registration Statement on Form S-3 pursuant to Rules 477 and 478 of Regulation C promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”).

Sincerely, FIELDPOINT PETROLEUM CORPORATION __/s/ Ray D. Reaves_____ Ray D. Reaves, President

1703 Edelweiss Drive, Cedar Park, Texas  78613
(512) 250-8692